Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

BRT Realty Trust and Subsidiaries
Great Neck, New York

We hereby consent to the incorporation by attachment to this Registration Statement of our reports dated January 12, 2017, relating to the consolidated financial statements, the effectiveness of BRT Realty Trust and Subsidiaries’ internal control over financial reporting, and the schedule of BRT Realty Trust and Subsidiaries appearing in BRT Realty Trust and Subsidiaries’ Annual Report on Form 10-K for the year ended September 30, 2016.

We also consent to the reference to us under the caption “Experts” in this Registration Statement.

January 12, 2017

BDO USA, LLP, a Delaware limited partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.